Exhibit 21

Subsidiary List

Active subsidiaries of the Company as of December 31, 2008:

Company Name	State of Incorporation
Ubiquity.com, Inc.	Delaware
Xacta Corporation	Delaware
Telos Delaware, Inc.	Delaware
Teloworks, Inc.	Delaware
Telos Identity Management Solutions, LLC	Delaware